HOSPITALITY MULTIPLE, LLC

Business Model and Activities Summary

IV. a)

i.the forms of compensation that will be paid to the FP or its associated persons;

The Funding Portal will receive the following kinds of compensation from issuers:

- The Funding Portal will receive transaction-based compensation based on the amount of capital raised by issuers on the platform.
- The Funding Portal will receive onboarding fees.
- The Funding Portal will receive reimbursement for costs incurred.

Associated Persons of the Funding Portal will not be compensated by issuers. Associated Persons will not receive commissions or other transaction-based compensation from the Funding Portal.

ii.any referral fees or transaction based compensation that the FP or associated persons will payto others;

The Funding Portal might pay referral fees to third parties that refer issuers to the platform, but only in compliance with the Crowdfunding Regulations.

iii.the types of securities to be presented to investors;

The Funding Portal currently intends to offer the following kinds of securities on its platform:

- Equity securities

- Debt securities (term loans)

- Convertible debt securities

- Revenue Sharing Agreements

- SAFEs

NOTE: The Funding Portal will offer only securities permitted by the SEC.

iv. any limitations on the types of issuers that will be presented;

The Funding Portal intends to feature issuers in the hospitality industry

v.how issuers will be presented to investors (e.g., website, social media platform); and

Issuers will be presented to investors on the platform and also through Facebook, Twitter, LinkedIn, Instagram, and other social media accounts, in accordance with Rule 204. Of course, issuers may conduct their own advertising.

vi.the type and scope of any other business activities the FP Applicant intends to conduct.

The Funding Portal does not intend to conduct any other business activities